

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 4561</u>

July 3, 2008

Kenneth E. Armstrong
Associate General Counsel
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **File No. 001-09109**
> **Proxy Statement on Schedule 14A**
> **Filed January 7, 2008**
> **File No. 001-09109**

Dear Mr. James:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any other questions.

                         Sincerely,

                         Karen Garnett
                         Assistant Director